# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Euroholdings Ltd, CIK 0002032779
CUSIP: Y234DY109
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001786818
Persons authorized to receive notices and communications: Stephania Karmiri, 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24, 30-211-180-4005

## Reporting persons
- Containers Shareholders Trinity Ltd. (CIK 0001786818): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Euroholdings Ltd
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Comment: This Amendment No. 1 (the "Amendment No. 1") to the Schedule 13D amends the statement on Schedule 13D that was filed with the U.S. Securities and Exchange Commission (the "Original Schedule 13D"), by Containers Shareholders Trinity Ltd. (the "Reporting Person") of Euroholdings Ltd (the "Issuer"). Except as supplemented and amended herein, Amendment No. 1 is unchanged. Reference should be made to the Original Schedule 13D for additional information.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 23, 2025 (the "Closing Date") pursuant to the terms of a certain Share Purchase Agreement (the "Share Purchase Agreement" or "SPA"), by and among Containers Shareholders Trinity Ltd., Friends Investment Company Inc., Eurobulk Marine Holdings Inc. and Family United Navigation Co. (each, a "Seller" and collectively, the "Sellers") and Marla Investments Inc. (the "Purchaser"), the Reporting Person sold to the Purchaser all of their interests in the Common Shares of the Issuer (the "Closing"). As of the Closing Date, the Reporting Person no longer owns nor has any interest in the Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person no longer beneficially owns any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Person no longer beneficially owns any Common Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 23, 2025 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares. This is the final amendment to the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

## Signatures
- Containers Shareholders Trinity Ltd.: /s/ Aristides P. Pittas, Aristides P. Pittas, President/Director (06/27/2025)